UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2004

Commission File Number 333-78481

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

Creo Inc. 3700 Gilmore Way Burnaby, B.C. Canada V5G 4M1	T. +1.604.451.2700 F. +1.604.437.9891	www.creo.com

News release

For immediate release

Creo Signs Agreement to Resell Xerox Digital Systems; Companies to Cooperate on Digital Printing Workflow Software Development

Vancouver, BC, Canada and Rochester, NY, Jan. 5, 2004 - Creo Inc. (NASDAQ: CREO; TSX: CRE) and Xerox Corporation (NYSE: XRX) announced today that they have entered into an agreement under which Creo will resell Xerox's mid-range and entry-level production color digital presses in the United States and Canada.

Effective February 1, Creo will sell the Xerox DocuColor® 3535, 5252 and 6060 digital color presses combined with the Creo Spire™ color server and other prepress software. In addition, Creo will work with Xerox's direct sales force to identify sales opportunities for the DocuColor iGen3 production press.

The reseller agreement allows Xerox to increase the penetration of digital presses into commercial print establishments and offers Creo the ability to provide customers with a complete digital printing solution.

"Xerox and Creo have worked together for many years and we share a vision for how digital print can help commercial printers be more successful," stated Amos Michelson, Creo chief executive officer. "With this agreement, we will be able to support our customers in their move to a combined offset and digital printing world."

Under the new agreement, Creo will provide system analysis and applications support for the prepress workflow software systems including the Spire color server, while Xerox will provide service and support for the digital presses. Xerox will continue to sell the Creo Spire color server as part of its complete digital print portfolio through existing Xerox channels.

The companies also announced that they will cooperate on the development of workflow software that increases the value of digital print for production customers. Xerox and Creo are both supporters of Networked Graphic Production™ (NGP™) - the industry-wide initiative with over 30 partners working to automate the entire print production process and create an efficient, collaborative environment between management and production systems. NGP Partners are committed to working together to deliver seamlessly integrated, cross-vendor solutions that decrease cycle times, cut costs and increase revenues. Xerox and Creo expect that their unified workflow software developments will be leading examples of the application of open industry standards. The first examples of the collaborative development are expected to be demonstrated at the upcoming Drupa 2004 tradeshow in May.

"Creo's relationships with commercial printers and its dominant installed base of prepress workflow systems mean that we can bring the value of digital printing to more customers by working together," said Gil Hatch, president, Xerox Production Systems Group. "Our joint product development will address our customers' workflow challenges to provide more efficient processes and deliver greater productivity."

The combined future digital workflow solutions will allow printing professionals to tightly integrate digital printing into their current production operations. For instance, initial work on a project can be completed without a commitment to any particular method of print. At the click of a mouse, operators will instantly direct work to either a digital or an offset press and intervening prepress steps like imposition, formatting and color calibration will be automatically executed. This workflow allows customers to deliver a full range of printed products with unmatched quality and efficiency.

About Xerox

Xerox Corporation makes the digital work world work better with an array of innovative document solutions, services, and systems-including color and black-and-white printers, digital presses, multifunction devices, and digital copiers-designed for offices and production-printing environments. It also offers associated supplies, software, and support. For more information on Xerox, visit www.xerox.com.

About Creo

Creo Inc. is a global company with key strengths in imaging and software technology. The leading provider of prepress systems, Creo helps over 25,000 customers worldwide adopt completely digital production methods which reduce costs, increase print quality and allow them to serve their customers more efficiently. Based on a solid foundation of intellectual property, Creo has an unmatched range of technology solutions that address the needs of commercial, publication, on demand, packaging, and newspaper printers, and creative professionals. Creo product lines include software and hardware for computer-to-plate imaging, systems for digital photography, scanning, and proofing, as well as printing plates and proofing media. Creo also supplies on-press imaging technology, components for digital presses, and color servers for high-speed digital printers.

Based in Vancouver, Canada, Creo employs more than 4,000 people and reported fiscal 2003 revenue of US$578 million. Creo trades on NASDAQ (CREO) and the TSX (CRE). www.creo.com

© 2004 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. XEROX®, The Document Company®, the digital X® and DocuColor® are trademarks of XEROX CORPORATION. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2002, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.
Rochelle van Halm	Tracy Rawa	Karin Stroh
Media Relations (Headquarters)	Investor Relations	Xerox Public Relations
T. +1.604.451.2700	T. +1.604.451.2700	T. +1.585.423.6685
F. +1.604.437.9891	F. +1.604.437.9891	F. +1.585.423.5250
rochelle.van.halm@creo.com	IR@creo.com	karin.stroh@usa.xerox.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

Mark Dance, Chief Financial Officer
and Chief Operating Officer

Date: January 6, 2004